Exhibit 99.1

Press Release

LENCO MOBILE INC. REPORTS SECOND QUARTER 2011 FINANCIAL RESULTS
--Continued Investment in International Operations and Broadcast Media Platforms—
--Partners with iLoop Mobile to bring solutions to U.S. Market--
--Mobile MMS Statement Solution Deployed to New Clients--

August 8, 2011

SANTA BARBARA, California -- Lenco Mobile Inc. (LNCM:PK) today announced financial results for the quarter and six months ended June 30, 2011.

Financial and Operations Overview:

Announcing the results, Michael Levinsohn, CEO and President of Lenco Mobile Inc., said “Revenue in our mobile business in the second quarter of 2011, was $2.1 million, a decrease of $200,000 over the same period last year. This decrease is as a result of the unusually high number of public holidays in South Africa during April 2011. Revenue in our mobile business segment was $4.4 million for the first half of 2011 as compared to $3.7 million, for the first half of 2010, an increase of 19%. Current indications are that revenue growth in the mobile business, for the second half of 2011 will exceed the second half of 2010.

“Revenue in our mobile business is currently generated in South Africa and Australia, with Mexico, Colombia, Singapore, Korea, the United States and the United Kingdom all under development.” said Levinsohn.  “During the second quarter of 2011 we continued to invest time and resources in developing relationships with wireless carriers in these new territories. In order to generate revenue in our mobile business we need connectivity with the wireless carrier and a rate agreement to cover the costs of messages that we transmit.  We have successfully secured connectivity with three new carriers and are in advanced negotiations on rate agreements with several prospects in Africa and Asia. Our progress has been slower than anticipated, but we remain very optimistic about our opportunities for revenue growth over the next few months.”

“Our mobile services and solutions segment achieved an operating profit of approximately $200,000 and $750,000 for the three and six months ended June 30, 2011, respectively,” continued Levinsohn.  “When depreciation and amortization is extracted, the remaining profits for the three and six months ended June 30, 2011 are $400,000 and $1,200,000, respectively. We feel the development investments we are making in the U.S. and other international territories, with stronger average revenues per users than our developed operations, remain sound investments.”

Lenco Mobile recently announced a strategic partnership with iLoop Mobile, a leading San Jose, California based mobile marketing company to bring Lenco Mobile’s technology solutions to customers in the United States. iLoop Mobile’s clients include many of the top brands in the United States, such as Microsoft, Coca-Cola, Lexus, Starwood Hotels, Starbucks CNN, Western Union, Warner Bros., General Motors, Deutsche Bank, Acxiom, Experian and E! Entertainment. “We believe that the relationship with iLoop Mobile will enable us to leverage our superior technology platform and to begin earning revenue in the United States before the end of the 2011,” said Levinsohn.

During the second quarter, Lenco Mobile’s MMS mobile statement solution was successfully launched to a number of new customers in the financial services, retail and mobile sectors. That service allows businesses to deliver account statements directly to a consumer’s mobile device, saving delivery time and postage costs.  The solution has been well received and further commercial deployments are expected soon, both in South Africa and in Asia.

Commenting on the broadcast media business, Levinsohn said “Our broadcast media business is just starting to gain traction in a market segment that offers high growth potential, with more than half of online radio being consumed via mobile devices. We have continued to invest in the business through our wholly-owned subsidiary, Lenco Media and have spent the first half of the year ensuring that our platform is stable and scalable so that we can provide our broadcast partners with the best possible service levels. We currently have one of the largest online audiences in the high growth online entertainment sector. Together with the strong demand levels for our in-stream video ad inventory and our unique value proposition for our broadcast partners, as we roll out to more broadcast partners we expect to see an increase in revenue from our broadcast media business in the second half of 2011. Our RadioLoyalty™ application is now available in the Apple apps store and an Android™ version will be launched soon.”

Updating shareholders on the company’s plans to move to a major stock exchange, Levinsohn said that there had been progress in recent weeks and the company expects to make a further announcement before the end of September.

Lenco Mobile Inc. recorded net income of $9.1 million in the second quarter of 2011 compared to a net loss of approximately $0.8 million in the second quarter of 2010.  The large swing in net income during the second quarter of 2011 as compared to the same period in 2010, came from the reversal of a contingent consideration liability, leading to a gain of $12.2 million.  This reversal was recorded based on the company’s expectation that Lenco Media Inc. would not meet the prescribed revenue targets required to trigger certain earn out payments recorded as contingent consideration liability. The net income for the first half of 2011 was $5.2 million versus a net loss of $0.9 million in the first half of 2010.

Tempering the growth in net income, second quarter 2011 operating expenses were $5.7 million and increased by $2.4 million over the comparable period of 2010. Commenting, Levinsohn said, “The increase in operating costs resulted from our significant investment into the broadcast media sector, as well as the expansion of our mobile operations in Mexico, Colombia, the UK, Singapore, South Korea and in the U.S. mobile market.  We invested an additional $0.4 million over the second quarter of 2010, to advance relationships and connectivity with wireless carriers in these regions. We expect this spending to generate meaningful revenue over the course of 2011 and to form the foundation for revenues 2012. Also driving the increase in second quarter operating expenses was non-cash stock compensation expense of $0.6 million, as well as an increase of $0.9 million in depreciation and amortization from the second quarter of 2010 as compared to 2011.”

At June 30, 2011 the company had cash and cash equivalents of $2.7 million and working capital of $2.1 million.  Net cash used in operations for the six month period ended June 30, 2011 was $4.4 million.  The company expects significant improvement in our revenues and cash flows from operations during the second half of 2011.  Levinsohn stated, “At this time we do not anticipate that our cash, cash equivalents and short-term investment balances and any cash generated from operations and borrowings will be sufficient to meet our cash requirements.  We intend to seek additional capital, through the sale of equity or debt securities, to provide sufficient working capital to continue to our operations and growth.”

SEGMENT INFORMATION

Three Months Ended June 30, 2011	Revenue	Cost of sales	Gross profit	Sales, marketing, administrative, & R&D expense	Compensation expense	Depreciation & amortization expense	Profit/(Loss) from operations
Mobile services and solutions	$2,092,858	$674,857	$1,418,000	$1,017,861	$-	$220,256	$179,883
Broadcast media	155,341	123,869	31,472	991,727	-	821,628	(1,781,883)
Corporate costs	-	-	-	881,732	556,892	580,390	(2,019,014)
Territory expansion costs	-	-	-	664,879	-	851	(665,730)
Total consolidated	$2,248,198	$798,726	$1,449,472	$3,556,198	$556,892	$1,623,126	$(4,286,744)

Six Months Ended June 30, 2011	Revenue	Cost of sales	Gross profit	Sales, marketing, administrative, & R&D expense	Compensation expense	Depreciation & amortization expense	Profit/(Loss) from operations
Mobile services and solutions	$4,425,745	$1,268,999	$3,156,746	$1,972,301	$-	$438,424	$746,021
Broadcast media	230,345	224,141	6,204	1,806,834	-	1,639,114	(3,439,744)
Corporate costs	-	-	-	1,935,355	1,112,873	1,124,320	(4,172,548)
Territory expansion costs	21,874	736	21,138	1,121,193	-	1,478	(1,101,533)
Total consolidated	$4,677,964	$1,493,876	$3,184,088	$6,835,683	$1,112,873	$3,203,336	$(7,967,804)

About Lenco Mobile Inc.

Lenco Mobile Inc. is a global developer, owner, and operator of proprietary advertising and technical platforms primarily for the high growth mobile and online marketing sectors.  The platforms provide customers, including leading wireless carriers and consumer brands with turnkey solutions to attract, retain and monetize relationships with consumers.  Lenco Mobile offers brand owners the ability to design, manage, and execute mobile marketing campaigns through a range of rich media solutions, including our proprietary MMS messaging solutions, our Build.mobi™ mobi site builder, mobile greeting cards, mobile statements, high-volume internet and mobile ad-impression serving, loyalty programs, online support, and search and database marketing.  Our solutions provide improved messaging throughput, better quality, and reduced bandwidth usage on a per message basis. Our wholly owned subsidiary Lenco Media Inc. provides products that make internet and mobile broadcasting profitable for broadcasters and advertisers. Lenco Media’s RadioLoyalty™, ReplaceAds™, UniversalPlayer™ and Jetcast® brand streaming products eliminate costs and increase revenue for broadcasters and increase advertisers’ return on their advertising investment.  The Company is headquartered in the U.S. and has operations in South Africa, South Korea, Singapore, Australia, the United Kingdom, Mexico and Colombia.

Forward Looking Statements.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements, including expectations concerning the Company's ability to successfully launch its mobile phone products or services in new geographic territories, market acceptance of its new Lenco Media Inc. internet broadcasting business, anticipated trends in financial results, and other financial and business results.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause its actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. For a discussion of certain risk that may impact the Company's operations see the discussion under "Risk Factors" in the Company's annual report on Form 10-K and other documents filed with the SEC. Neither Lenco Mobile Inc. nor any Company mentioned in this release undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Lenco Mobile Inc. assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Investor Relations Contact:
Thomas Banks
CFO – Lenco Mobile Inc.
+1.805.308.9173

Lenco Mobile Inc.
and its Subsidiaries
Consolidated Balance Sheets

	As of
	June 30, 2011	December 31, 2010
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$2,663,162	$9,282,898
Investments	345,071	431,250
Accounts receivable, net of allowance of $30,020 and $94,720, respectively	2,110,729	1,247,683
Purchase price receivable	-	275,000
Notes receivable, current portion	-	40,000
Other current assets	351,011	296,630
Income taxes receivable	362,814	492,889
Total current assets	5,832,787	12,066,350

Property and equipment, net	1,193,300	1,303,965

Other noncurrent assets:
Intangible assets - goodwill	13,954,360	13,983,214
Intangible assets - other, net	17,994,750	20,422,664
Other noncurrent assets	36,522	29,700
Total other noncurrent assets	31,985,632	34,435,578

Total assets	$39,011,719	$47,805,893

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,717,495	$2,314,066
Current portion of long-term debt, net of debt discount (convertible debt portion of $260,000 and $1,625,750, respectively)	355,645	1,759,110
Preferred dividend payable	495,161	165,193
Preferred stock deposit liability	-	400,000
Current contingent consideration liability	464,431	479,689
Warrant put liability	60,000	60,000
Total current liabilities	3,092,732	5,178,058

Long-term debt, less current portion	15,704	133,842
Deferred tax liability	946,635	1,900,565
Contingent consideration liability, net of current portion	-	12,237,896
Total liabilities	4,055,071	19,450,361

Commitments and contingencies	-	-

Shareholders' equity:
Preferred Stock, Series A 1,000,000 shares authorized, $.001 par value, 107,500 and 100,000 shares issued and outstanding at June 30, 2011and at December 31, 2010, respectively	108	100
Common stock, 250,000,000 shares authorized, $.001 par value,71,145,659 shares issued and outstanding at both June 30, 2011 and December 31, 2010.	71,145	71,145
Additional paid in capital	58,773,132	54,243,114
Accumulated other comprehensive income	453,768	568,530
Accumulated deficit	(24,097,962)	(26,455,744)
Total Lenco Mobile Inc. shareholders' equity	35,200,191	28,427,145
Noncontrolling deficit	(243,543)	(71,613)
Total equity	34,956,648	28,355,532

Total liabilities and shareholders' equity	$39,011,719	$47,805,893

The accompanying notes are an integral part of these consolidated financial statements.

4

Lenco Mobile Inc.
and its Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$2,248,198	$3,063,154	$4,677,964	$5,284,123
Cost of sales	798,726	752,739	1,493,876	1,400,355
Gross profit	1,449,472	2,310,415	3,184,088	3,883,768

Operating expense:
Sales and marketing	459,789	265,028	811,011	403,603
General and administrative	3,043,909	2,177,944	5,919,672	3,889,493
Stock compensation expense	556,892	-	1,112,873	-
Research and development	52,500	133,352	105,000	276,211
Depreciation and amortization	1,623,126	727,941	3,203,336	1,426,450
Total operating expense	5,736,216	3,304,265	11,151,892	5,995,757

Loss from operations	(4,286,744)	(993,850)	(7,967,804)	(2,111,989)

Other income (expense):
Interest expense, net	(8,744)	(112,825)	(20,157)	(346,125)
Other income (expense), net	-	-	6,301	631,360
Contingent consideration adjustment	12,237,896	-	12,237,896	-
Total other income (expense)	12,229,152	(112,825)	12,224,040	285,235

Income (loss) from operations before provision for (benefit from) income taxes	7,942,408	(1,106,675)	4,256,236	(1,826,754)

Provision for (benefit from) income taxes	(1,015,629)	156,446	(926,738)	131,884

Income (loss) from continuing operations	8,958,037	(1,263,121)	5,182,974	(1,958,638)

Income from discontinued operations	-	559,296		1,013,201
Net income (loss)	8,958,037	(703,825)	5,182,974	(945,437)

Net loss attributable to noncontrolling interest	103,614	16,564	171,930	16,564

Net income (loss) attributable to Lenco Mobile Inc.	9,061,651	(687,261)	5,354,904	(928,873)

Preferred stock dividends	(168,004)	-	(329,968)	-
Series A Preferred Stock accretion of beneficial conversion feature	(1,417,153)	-	(2,667,154)	-

Net income (loss) attributable to common stockholders	$7,476,494	$(687,261)	$2,357,782	$(928,873)

Basic and diluted net loss per share applicable to common stockholders
Net income (loss) per share applicable to common stockholders from continuing operations - basic	$0.13	$(0.02)	$0.07	$(0.03)
Net income (loss) per share applicable to common stockholders from continuing operations - diluted	$0.10	$-	$0.03	$-
Net income (loss) per share applicable to common stockholders from discontinued operations - basic	$-	$(0.01)	$-	$(0.01)
Net income (loss) per share applicable to common stockholders from discontinued operations - diluted	$-	$-	$-	$-

Weighted average shares used in per share calculation - basic	71,145,659	65,163,803	71,145,659	65,106,760
Weighted average shares used in per share calculation - diluted	78,642,432	65,163,803	78,642,432	65,106,760

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Net income (loss)	$8,958,037	$(703,825)	$5,182,974	$(945,437)

Foreign currency translation adjustment	(108,277)	(91,841)	(28,513)	(82,064)
Unrealized gain (loss) on investments	(120,750)	41,688	(86,250)	41,688
Total comprehensive income (loss)	$8,729,010	$(753,978)	$5,068,211	$(985,813)